SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                   SCHEDULE TO
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            NTS-Properties VII, Ltd.
                       (Name of Subject Company (issuer))

                  NTS-Properties VII, Ltd. (Offeror and Issuer)
                   ORIG, LLC (Offeror and Affiliate of Issuer)
                  J.D. Nichols (Bidder and Affiliate of Issuer)
                 Brian F. Lavin (Bidder and Affiliate of Issuer)
(Names of Filing Persons(identifying status as offeror, issuer or other person))

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E506
                      (CUSIP Number of Class of Securities)

                    J.D. Nichols, Managing General Partner of
                NTS-Properties Associates VII and Managing Member
                                  of ORIG, LLC
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
            (Name, address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing persons)

                                    Copy to:

                               Mark Borrelli, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4014

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
        Check the appropriate boxes below to designate any transactions to which the statement relates:
        [X] third-party tender offer subject to Rule 14d-1.
        [X] issuer tender offer subject to Rule 13e-4.
        [ ] going private transaction subject to Rule 13e-3.
        [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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     This Amendment No. 1 dated June 18, 2001  supplements and amends the Tender
Offer Statement on Schedule TO (the "Original Statement") filed with the Securities and Exchange Commission on May 14, 2001 by NTS-Properties VII, Ltd., a Florida limited partnership (the "Partnership") and ORIG, LLC ("ORIG"), a Kentucky limited liability company and affiliate of the Partnership (each an "Offeror" and collectively, the "Offerors"). The Original Statement and this Amendment No. 1 relate to an Offer to Purchase dated May 14, 2001 (the "Offer to Purchase") in which the Partnership and ORIG are offering to purchase up to 2,000 limited partnership interests in the Partnership. Capitalized terms not defined herein shall have the same meaning as the Original Statement. This Amendment No. 1 amends the Original Statement by including an explanation for the Partnership's not making a recommendation to limited partners in connection with the Offer to Purchase.

     Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information contained in Section 15 of the Offer to Purchase is incorporated herein by reference. The Partnership is not making a recommendation to limited partners regarding whether they should tender or retain their Interests, because the Offer to Purchase is made by the Partnership and its affiliate, and the Partnership accordingly has a conflict of interest with respect to the Offer to Purchase.










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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 18, 2001    NTS-PROPERTIES VII, LTD., a Florida limited
                          partnership

                          By:      NTS-PROPERTIES ASSOCIATES  VII
                                   General Partner


                          By:      /s/ J.D. Nichols
                                   ---------------------------------------------
                                   J.D. Nichols, Managing General Partner


                          ORIG, LLC, a Kentucky
                          limited liability company.

                          By:      /s/ J. D. Nichols
                                   ---------------------------------------------
                                   J.D. Nichols, Managing Member


                          /s/ J. D. Nichols
                          ------------------------------------------------------
                          J. D. Nichols, individually



                          /s/ Brian F. Lavin
                          ------------------------------------------------------
                          Brian F. Lavin, individually





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